Exhibit 19.1

AI INFRASTRUCTURE ACQUISITION CORP.

INSIDER TRADING POLICY

(As adopted by the Board of Directors and effective October 3, 2025)

Background and Objective

The Board of Directors of AI Infrastructure Acquisition Corp. (the “Company”) has adopted this Insider Trading Policy (this “Policy”) for our directors, officers, employees and consultants. It applies to the trading of the Company’s securities as well as the securities of other publicly traded companies with whom we have a business relationship.

Federal and state securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of material information about that company that is not generally known or available to the public. Likewise, these laws prohibit persons who are aware of such material nonpublic information from disclosing this information to others who may trade. Companies and their controlling persons are also subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.

It is important that you understand the breadth of activities that constitute illegal insider trading and the consequences, which can be severe. The U.S. Securities and Exchange Commission (the “SEC”) and the Financial Industry Regulatory Authority, stock exchanges and similar entities in other jurisdictions where we may do business, investigate and are very effective at detecting insider trading. These agencies, along with government prosecutors, pursue insider trading violations vigorously. Cases have been prosecuted successfully against trading by employees through foreign accounts, trading by family members and friends, and trading involving only a small number of shares.

This Policy is designed to prevent insider trading (or allegations of insider trading) and to protect the Company’s reputation for integrity and ethical conduct. It is your obligation to understand and comply with this Policy. Should you have any questions regarding this Policy, please contact the Chief Financial Officer or such person’s designee if that officer is not available, collectively referred to in this Policy as the “Compliance Officer.”

Penalties for Noncompliance

Civil and Criminal Penalties. For individuals, potential penalties for insider trading violations include: (1) imprisonment for up to 20 years; (2) criminal fines of up to $5 million; and (3) civil fines of up to three times the profit gained or loss avoided.

Controlling-Person Liability. If the Company fails to take appropriate steps to prevent illegal insider trading, the Company may have “controlling person” liability for a trading violation, with civil penalties of up to the greater of $1 million or three times the profit gained or loss avoided, as well as a criminal penalty of up to $25 million. The civil penalties can extend personal liability to the Company’s directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.

Company Sanctions. Failure to comply with this Policy may also subject you to Company-imposed sanctions, including termination, whether or not your failure to comply with this Policy results in a violation of law.

Scope of Policy

Persons Covered. As a director, officer, employee or consultant of the Company or its subsidiaries, this Policy applies to you. The same restrictions that apply to you also apply to:

●	Your family members who reside with you;

●	Anyone else who lives in your household; and

●	Any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Company securities).

You are responsible for making sure that the purchase or sale of any security covered by this Policy by any such person complies with this Policy.

Companies Covered. The prohibition on insider trading in this Policy is not limited to trading in the Company’s own securities. It includes trading in the securities of other firms, such as business associates or suppliers of the Company and those with which the Company may be negotiating major transactions or contractual relationships, such as an acquisition, investment, license or sale. Information that is not material to the Company may nevertheless be material to one of those other firms.

Transactions Covered. Trading includes purchases and sales of stock, derivative securities such as put and call options, convertible debentures and convertible preferred stock, and debt securities (debentures, bonds and notes).

Transactions not Covered. This Policy does not apply to the transactions described below as permitted under “Transactions under Our Equity Compensation Plans,” “Transactions Not Involving a Purchase or Sale” and “Rule 10b5-1 Plans.”

Statement of Policy

No Trading on Inside Information. You may not trade in the securities of the Company, directly or through family members or other persons or entities, if you are aware of material nonpublic information relating to the Company. Similarly, you may not trade in the securities of any other company if you are aware of material nonpublic information about the other company that you obtained in the course of your employment with, or services for, the Company.

No Tipping. You may not pass material nonpublic information on to others or recommend to others the purchase or sale of any securities when you are aware of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from the other person’s trading.

No Exception for Hardship. The existence of a personal financial emergency or hardship does not excuse you from compliance with this Policy.

No Exception for Transactions Not Intended to be Based on Inside Information. It does not matter that you may have decided to engage in a transaction before becoming aware of material nonpublic information or that the material nonpublic information did not affect your decision to engage in the transaction. It is also irrelevant that publicly disclosed information about the Company might, even aside from the material nonpublic information, provide a sufficient basis for engaging in the transaction. In other words, your possession of inside information prevents you from engaging in a transaction, even if you would have engaged in such transaction without such inside information.

Blackout and Pre-Clearance Procedures

To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on the basis of inside information, our Board of Directors has adopted an Addendum to this Policy setting forth policies prohibiting trading during certain “blackout periods” and requiring the pre-clearance of transactions, that applies to the following individuals:

●	Directors of the Company;

●	Executive officers and any person performing the function of an executive officer of the Company;

●	Any other person identified in the Addendum or that is designated by the Compliance Officer from time to time; and

●	Any spouse or relative of any of the above who resides in the same home or whose transactions in Company securities are directed by any of the above individuals or are subject to influence or control by any of the above individuals.

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The Company will notify you if you are subject to the blackout periods and pre-clearance policies set forth in the Addendum.

Definition of “Material Nonpublic Information”

Inside information has two important elements—materiality and public availability.

Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Any information that could reasonably be expected to affect the price of the security is material. Common examples of material information are:

●	Projections of future earnings or losses, or other earnings guidance;

●	Earnings or operating results that are inconsistent with the consensus expectations of the investment community;

●	A pending or proposed merger, acquisition or tender offer or an acquisition or disposition of significant assets;

●	Significant developments regarding existing or proposed development projects or initiatives;

●	A change in senior management;

●	Major events regarding the Company’s securities, including the declaration of a forward or reverse stock split or the offering of additional securities;

●	Severe financial liquidity problems;

●	Actual or threatened major litigation, or the resolution of such litigation;

●	The acquisition or license of products;

●	New major contracts, orders, suppliers, customers, partners or finance sources, or the loss thereof; and

●	The introduction or a change in status of significant new products or projects.

Both positive and negative information can be material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality. In other words, in case of doubt, trading should be avoided.

Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. One common misconception is that material information loses its “nonpublic” status as soon as it is publicly disclosed. In fact, information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb the information fully. As a general rule, the Company continues to consider information nonpublic until the close of the first full trading day after the information is released. For example, if the Company discloses earnings before trading begins on a Tuesday, then the first time you can buy or sell Company securities is the opening of the market on Wednesday (assuming you are not aware of other material nonpublic information at that time). However, if the Company discloses earnings after trading begins on that Tuesday, then the first time you can buy or sell Company securities is the opening of the market on Thursday.

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Additional Guidance Regarding Trading of Securities

The Company considers it improper for those who are employed by, or associated with, the Company to engage in short-term or speculative transactions in the Company’s securities or in other transactions in the Company’s securities that may lead to inadvertent violations of the insider trading laws. Accordingly, your trading in Company securities is subject to the following additional guidelines:

Short Sales. You may not engage in short sales of the Company’s securities (sales of securities that you do not own, i.e., borrowed securities). You also may not engage in short sales “against the box” (sales of securities that you own, but with delayed delivery).

Publicly Traded Options. You may not engage in transactions in publicly traded options on the Company’s securities, such as puts, calls and other derivative securities, on an exchange or in any other organized market.

Hedging. You may not engage in hedging transactions, including, but not limited to, zero-cost collars, forward sale contracts and many others, which involve the establishment of a short position in the Company’s securities and limit or eliminate your ability to profit from an increase in the value of the Company’s securities. Such transactions are complex and involve many aspects of the federal securities laws, including filing and disclosure requirements.

Standing or Limit Orders. Standing or limit orders should be used only for a very brief period of time, if at all. A standing order placed with a broker to sell or purchase Company stock at a specified minimum or maximum price leaves you with no control over the timing of the transaction. The limit order could be executed by the broker when you are aware of material nonpublic information, which would result in unlawful insider trading.

Margin Accounts and Pledges. Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. A margin or foreclosure sale that occurs when you are aware of material nonpublic information may, under some circumstances, result in unlawful insider trading. Because of this danger, you may not hold securities in a margin account or pledge Company securities as collateral for a loan.

Transactions under Our Equity Compensation Plans

This Policy does not apply to transactions under our equity compensation plans, except as noted below:

●	Stock Option Exercises. This Policy’s trading restrictions generally do not apply to the exercise of a stock option. The trading restrictions do apply, however, to any sale of the underlying stock or to a cashless exercise of the option through a broker, as this entails selling a portion of the underlying stock to cover the costs of exercise.

●	Vesting of Awards. This Policy’s trading restrictions do not apply to the vesting of stock options, restricted stock or stock units, or the exercise of a right to have shares withheld to satisfy the tax withholding consequences of vesting. The Policy would apply to market sales of any shares received, including sales to cover the tax consequences of vesting.

Transactions Not Involving a Purchase or Sale

Bona fide gifts of securities are not subject to this Policy unless the person making the gift has reason to believe that the recipient intends to sell the securities at a time when the person making the gift (or a family member or other related person or entity) would be prohibited from doing so. If you own shares of a mutual fund that invests in our securities, there are no restrictions on trading the shares of the mutual fund at any time.

Rule 10b5-1 Plans

Trades by covered persons in the Company’s securities that are executed pursuant to a Rule 10b5-1 plan implemented as described below are not subject to the prohibition on trading on the basis of material nonpublic information contained in this Policy or to the restrictions relating to pre-clearance procedures and blackout periods set forth in this Policy.

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Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. In general, a Rule10b5-1 plan must be entered into at a time when you are not aware of material nonpublic information. If you are subject to the blackout provisions of the Addendum, you may not establish a Rule 10b5-1 plan during any blackout period. Once the plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify (including by formula) the amount, pricing and timing of transactions in advance, or delegate discretion on those matters to an independent third party not under your control or influence.

The Company requires that all Rule 10b5-1 plans be approved in writing in advance by the Compliance Officer. In addition, unless expressly agreed by the Company, all Rule 10b5-1 plans must be with, and administered by, a singular broker designated by the Company.

Post-Termination Transactions

This Policy continues to apply to your transactions in Company securities even after you have separated from service with the Company or a subsidiary. If you are aware of material nonpublic information when your employment or service relationship terminates, you may not trade in Company securities until that information has become public or is no longer material.

Unauthorized Disclosure

Maintaining the confidentiality of Company information is essential for competitive, security and other business reasons, as well as to comply with securities laws. You should treat all information you learn about the Company or its business plans in connection with your service as confidential and proprietary to the Company. Company employees and representatives should treat all corporate information with discretion and discuss confidential data only with those Company employees and representatives who have a right and a need to know. In particular, do not discuss confidential information with relatives, friends or acquaintances. Inadvertent disclosure of confidential or inside information may expose the Company and you to significant risk of investigation and litigation.

The timing and nature of the Company’s disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to you, the Company and its management. Accordingly, it is important that responses to inquiries about the Company by the press, investment analysts or others in the financial community be made on the Company’s behalf only through authorized individuals.

In addition, you are prohibited at all times from posting any information about the Company, its products, its customers, its potential customers, its business associates, or its competitors, as well as any other “material” nonpublic information, in any Internet discussion group or social media site or outlet.

Personal Responsibility

You should remember that the ultimate responsibility for adhering to this Policy and avoiding improper trading rests with you. If you violate this Policy, the Company may take disciplinary action, including dismissal.

Company Assistance

Your compliance with this Policy is of the utmost importance both for you and for the Company. If you have any questions about this Policy or its application to any proposed transaction, you may obtain additional guidance from the Compliance Officer. Please do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex and not always intuitive while violations entail severe consequences.

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Acknowledgment of Receipt and Review

I, ______________________ (employee / consultant name), acknowledge that on _______________________ (date), I received a copy of the AI Infrastructure Acquisition Corp. Insider Trading Policy (the “Policy”), and that I read it, understood it, and agree to comply with it. I understand that AI Infrastructure Acquisition Corp. has the maximum discretion permitted by law to interpret, administer, change, modify, or delete this Policy at any time. This Policy is not promissory and does not set terms or conditions of employment or create an employment contract.

Signature

Printed Name

Date

[Acknowledgement of AI Infrastructure Acquisition Corp. Insider Trading Policy]

ADDENDUM TO INSIDER TRADING POLICY

We have established additional procedures to assist in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information, and to avoid the appearance of any impropriety. These additional procedures are applicable only to those individuals that are identified in the Policy or are designated by the Compliance Officer from time to time as described below.

Pre-Clearance Procedures. Directors and executive officers subject to Section 16 of the Securities Exchange Act of 1934, and employees or other personnel designated by the Compliance Officer as deemed likely to be in possession of material nonpublic information, as well as their family members who reside in the same home and entities that they control (collectively, “Covered Persons”), may not engage in any transaction in our securities without first obtaining pre-clearance of the transaction from the Compliance Officer. A request for pre-clearance should be submitted to the Compliance Officer at least two (2) business days in advance of the proposed transaction. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in our securities, and should not inform any other person of the restriction.

When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material nonpublic information, and should describe fully those circumstances to the Compliance Officer. The requestor should be prepared to file a Form 4 for the proposed transaction (if applicable) and to comply with SEC Rule 144 and file Form 144, if necessary, at the time of any sale. We assist our directors and executive officers in completing and filing the appropriate forms and advance notice of the transactions allows us to complete these filings on a timely basis.

Quarterly Trading Restrictions. Covered Persons may not conduct any transactions involving our securities (other than as specified by this Policy), during a “Blackout Period” beginning on the last trading day of each fiscal quarter and ending after the first business day following the date of the public disclosure of our earnings results for that quarter. This Blackout Period applies even if you are not aware of material, nonpublic information at that time. Further, even if a Blackout Period is not in effect, at no time may you trade in Company securities if you are aware of material nonpublic information about the Company.

Event-Specific Trading Restriction Periods. From time to time, an event may occur that is material to Company and is known by only a limited group of directors, officers, employees and/or other Company representatives. So long as the event remains material and nonpublic, Covered Persons may not trade Company securities. In addition, our financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Compliance Officer, Covered Persons should refrain from trading in our securities even sooner than the typical Blackout Period described above. In that situation, the Compliance Officer may notify these persons that they should not plan to trade in our securities until further advised by the Compliance Officer, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a Blackout Period will not be communicated widely within the Company, and should not be communicated to any other person.

Exceptions. The quarterly trading restrictions and event-driven trading restrictions do not apply to those transactions to which the Policy does not apply, as described in the Policy under the headings “Transactions under Our Equity Compensation Plans” and “Transactions Not Involving a Purchase or Sale.” Further, the requirement for pre-clearance, the quarterly trading restrictions and event-specific trading restrictions do not apply to transactions conducted pursuant to approved Rule 10b5-1 plans, described under the heading “Rule 10b5-1 Plans.” However, the establishment of a Rule 10b5-1 plan by a Covered Person does require pre-clearance and may not occur during any Blackout Period or event-specific trading restriction period.

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